EXHIBIT 2 Sportech PLC Interim Report 2003

Contents
Overview Highlights Chairman's Statement Managing Director's Review Operating Review Financial Review Interim Accounts Notes to Interim Accounts	1 2 3 4 6 7 10

Overview

Sportech aims to be the pre-eminent supplier of gaming products to the home, where it already enjoys a unique distribution capability and extensive customer base. It will capitalise on the significant growth potential of the Soft Gaming market presented by the development of new media channels, by building on the strength of the famous Littlewoods Gaming brand and its diverse and flexible product range.

Highlights

Profit before tax* up 30% to £6.1m (2002: £4.7m).

Turnover up 10% to £106.3m (2002: £96.7m) with a 34% increase in Betting turnover.

Soft Gaming operating profit* up 9% to £10.7m (2002: £9.8m) after increased revenue expenditure of £2.4m (2002: £1.1m) on Interactive and Retail Developments to drive future growth.

Betting operating loss* of £1.8m (2002: £1.0m) due to poor horse racing results, as experienced by the industry generally, and increased marketing.

Earnings per share* up 16% at 0.73p (2002: 0.63p).

Net debt reduced by £6.3m to £119.0m (2002: £125.3m).

Continued progress in delivery of television gaming strategy:

Successful trial of programme-linked “I’m a Celebrity Get Me Out of Here” interactive game on ITV, May 2003.

Launch of interactive betting on Attheraces TV channel, August 2003.

Launch of ITVi brand on ITV (24:7 interactive service) expected shortly, with gaming and betting products to be progressively introduced on the ITVi 24:7 service during the coming months.

*Before amortisation of goodwill. 2

Chairman’s Statement

I am pleased to report continued improvement in Sportech’s overall financial performance in the first six months of the year, and significant progress in product and distribution development. Turnover increased by 10%, reflecting further strong growth in Betting revenues, which increased by 34%, and the introduction of new Soft Gaming products.

Operating profits from the Soft Gaming portfolio are 9% higher than last year, reflecting improved margins from existing products and the introduction of games on new interactive channels.

The operating loss from our betting business of £1.8m, was higher than the previous year, due to increased marketing expenditure and a poor run of results from major horse racing festivals, as experienced by the industry generally.

We believe these first half results demonstrate a growing demand for our existing portfolio of products, whilst continued investment in television and retail distribution has created a unique capability for future growth of the business. We look forward to the launch of the ITVi brand and its interactive service. We will be providing a number of interactive gaming and betting offerings on this service over the coming months. We expect to trigger official commencement of our exclusive gaming and betting contract, minimum 5 years duration, with ITV in the first quarter of 2004.

We celebrate the 80th Anniversary of Littlewoods Football Pools this season, and our brand remains unparalleled in the Soft Gaming market. The Football Pools heritage ensures that customers continue to trust and welcome Littlewoods Gaming products into their lives and their homes.

We expect the steady progress achieved in the first half of 2003 to continue in the second half of the year, and we anticipate further improvement from our Soft Gaming portfolio as our new revenue streams gather momentum. Assuming a return to more normal margins, with the scale of business that we now attract, our betting business should also deliver an improved performance in the second half of the year.

Development expenditure on our television strategy will continue at similar levels in the second half, as we position ourselves for significant revenue growth through this channel in 2004.

David Mathewson
Chairman
30 September 2003

Operating Review

Soft Gaming

Our Soft Gaming portfolio comprises products that have mass market appeal and are entertainment led, and includes Littlewoods Football Pools and football games, scratchcards, lottery and instant win games and on-line casino games.

Operating profits from the Soft Gaming portfolio are 9% higher than last year, reflecting improved margins from existing products and the introduction of games on new interactive channels.

The rate of decline in Football Pools turnover eased to 10% reflecting continuing improvements in the direct distribution channels and the benefits of the Zetters acquisition. Other Soft Gaming product revenues increased by 26%, reflecting the continued extension of our internet offering, Littlewoodsgameon.com and Littlewoodscasino.com.

Development expenditure across Soft Gaming totalled £2.4m (2002: £1.1m) and was aimed principally at retail and television distribution opportunities.

Retail Distribution Developments

Scratchcard trials with Sainsbury’s and Safeway continue, with the majority of associated costs already expensed within the first half. These trials are likely to continue through to the year end, with a number of different initiatives being tested, such as the range of scratchcards benefiting The Children’s Society, launched by Sainsbury’s on 1st September.

Television Distribution Developments

In May we successfully tested our first ITV programme-linked TV game. The game was made available to ITV’s interactive viewing audience, alongside week two of the popular second series of “I’m a Celebrity Get Me Out of Here”. The game, “Celebrity Temper Tantrums” strongly reflected the programme’s branding and style.

An initial number of interactive services were launched on ITV1 and ITV2 in August and a full 24:7 service will shortly be available. We expect to provide a number of interactive gaming and betting offers on this service over the coming months, with a view to triggering official commencement of our contract with ITV in the first quarter of 2004. These “pre-commencement” offers are likely to include a full 24:7 Sports Betting offering, and games linked to the Pop Idol reality show and to various football programmes, all of which will start to build revenues and customers.

In addition to these themed interactive games, we are developing programmes with ITV which incorporate gaming opportunities as part of the programme content and enable both analogue and digital viewers to play in a variety of ways. We expect to progress this concept in an innovative interactive series to be launched on ITV in the first quarter of 2004.

Product Development

We continue to strengthen the wide portfolio of Soft Gaming opportunities which we offer. During the period innovative new lottery and instant win games were launched across our interactive channels and we now boast a portfolio of over 70 games available on–line. The recent transfer of Littlewoodscasino.com to the Netherlands Antilles jurisdiction enables us to offer new poker and integrated jackpot games to customers, and we expect to launch these shortly.

Operating Review (continued)

Betting

Interactive television provides an exciting additional distribution channel for Littlewoods Bet Direct, our fast growing Betting business. During the period we increased marketing investment, building customer awareness and recognition, ahead of the planned interactive television launches on Attheraces and ITV. The Littlewoods Bet Direct interactive betting service launched on the Attheraces channel late August 2003.

During the period we continued to achieve strong revenue growth (+34%), with the total registered base now 302,000 (260,000 at June 2002). Average stakes per telephone call have increased 12% to £36, with the average internet bet increased 70% to £22. As part of our drive to increase operating efficiency and improve customer service during exceptionally busy periods, we successfully launched the “NoQ”, voice recognition system, in April 2003. The system provides intelligent automated telephone betting and is currently being promoted to selected customers.

The operating loss of £1.8m was higher than the previous year due to increased marketing expenditure and a poor run of results from major horse racing festivals, such as Cheltenham, as experienced by the industry generally. As a direct result of this, gross win margins for the first half were 7.1%, some 3.5% lower than the previous year.

Betting products remain a key element in our product portfolio and growth strategy. With Littlewoods Bet Direct we have established a respected brand and a differentiated consumer proposition. Going forward we expect continuing organic growth to deliver the scale required for Betting to make a positive contribution to profits. We look forward to taking advantage of the opportunities which may emerge through industry consolidation.

Brand

Littlewoods Football Pools celebrates its 80th Anniversary this season. Since the launch of the Football Pools in 1923, the Littlewoods Gaming brand has been successfully applied to a wide range of gaming and betting products, and continues to be extended, as with the successful launch of Littlewoods GameOn across our internet and interactive Soft Gaming portfolio. The Football Pools heritage ensures that customers continue to trust and welcome Littlewoods Gaming products into their lives and their homes, positioning us as the ideal Soft Gaming partner for household names such as ITV and Sainsbury’s.

Financial Review

Turnover increased by 10%, reflecting further strong growth in Betting revenues which increased by 34%, and the introduction of new Soft Gaming products. We have maintained our policy of substantial investment in our television gaming and retail strategy, and successfully reduced net debt during the period.

Profit before tax* up 30% at £6.1m (2002: £4.7m); £1.5m after goodwill amortisation (2002: £0.4m).

Earnings per share* up 16% higher at 0.73p (2002: £0.63p); (0.04p after goodwill amortisation (2002: (0.10p)).

Net debt is £6.3m lower than at the end of June 2002.

Operating profit* ahead of last year at £8.9m (2002: £8.8m).

Operating profit before goodwill amortisation from Soft Gaming is 9% higher at £10.7m (2002: £9.8m), after restructuring costs of £0.4m (2002: £0.9m) mainly relating to the integration of Zetters Football Pools into the existing Littlewoods Football Pools operational infrastructure and £2.4m (2002: £1.1m) of development expenditure. Poor horse racing results at major festivals such as Cheltenham and Ascot, as experienced within the industry, and increased expenditure on marketing contributed to higher losses from Betting of £1.8m (2002: £1.0m). Excluding Interactive and Retail Development costs, profit from the core business is 14% higher than 2002 at £11.3m (2002: £9.9m).

Net cashflow from operating activities was significantly stronger than last year at £9.5m (2002: £6m), whilst capital investment was marginally higher than 2002 at £1.9m, reflecting further investment to support interactive developments.

Completion of the sale of the Technology Patents Portfolio for $1.5m (£0.9m sterling) within the six month accounting period resulted in an exceptional profit of £0.6m. The disposal proceeds from the Technology Patents were received after the half year.

	Turnover		Operating Profit*
	H1 2003 £m	Change %	H1 2003 £m	Change £m
Football Pools
- pre-restructuring			13.0	+1.3
- restructuring			(0.4)	+0.5

	45.7	(10)	12.6	+1.8
Games & Lotteries	7.3	+28	0.5	+0.4
Retail Development			(0.5)	(0.5)
Interactive Developme			(1.9)	(0.8)

Soft Gaming	53.0	(6	10.7	+0.9
Betting	53.3	+34	(1.8)	(0.8

Total*	106.3	+10	8.9	+0.1

*Before goodwill amortisation of £4.6 m (2002: £4.3m). 6

Consolidated Profit and Loss Account

	Notes	6 months to 30 June 2003 (Unaudited) £m		6 months to 30 June 2002 (Unaudited) £m		Year to 31 December 2002 (Audited) £m
Group turnover	4	106.3		96.7		195.3
Cost of sales		(77.7)		(68.5)		(139.4)

Gross profit		28.6		28.2		55.9
Net operating expenses	5	(24.3)		(23.7)		(44.5)

Operating profit before restructuring

costs and amortisation of goodwill	4	9.3		9.7		22.2

Restructuring costs		(0.4)		(0.9)		(2.0)

Operating profit before amortisation of goodwill		8.9		8.8		20.2

Amortisation of goodwill		(4.6)		(4.3)		(8.8)
Operating profit	4	4.3		4.5		11.4
Profit on sale of tangible fixed assets		-		-		1.4
Profit on sale of Technology Patents	3	0.6		-		-

Net interest payable	6	(3.4)		(4.1)		(8.2)
Profit on ordinary activities before taxation		1.5		0.4		4.6
Tax on profit on ordinary activities	7	(1.7)		(1.0)		(1.7)

(Loss)/profit for the financial period		(0.2)		(0.6)		2.9

Earnings per share	8
Basic and diluted		(0	.04)p	(0	.10p)	0	.49p

Pre amortisation of goodwill		0	.73p	0	.63p	1	.97p

The Group has no recognised gains or losses other than the loss for the period stated above.

Reconciliation of Movement in Group Shareholders’ Funds

	6 months to 30 June 2003 (Unaudited) £m	6 months to 30 June 2002 (Unaudited) £m	Year to 31 December 2002 (Audited) £m
Shareholders' funds at start of period	31.5	28.6	28.6
(Loss)/profit for the financial period	(0.2)	(0.6)	2.9

Shareholders' funds at end of period	31.3	28.0	31.5

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Consolidated Balance Sheet

	Notes	30 June 2003 (Unaudited) £m	30 June 2002 (Unaudited) £m	31 December 2002 (Audited) £m
Fixed assets
Intangible assets - goodwill		149.7	157.5	154.3
Intangible assets - other		1.0	-	0.8
Tangible assets		8.8	7.7	8.5

		159.5	165.2	163.6
Current assets
Stocks		-	0.2	0.1
Debtors
- due within one year		7.5	8.4	8.3
- due after more than one year		1.0	1.3	1.0
Cash at bank and in hand	9	5.9	7.4	6.0

		14.4	17.3	15.4
Creditors
Amounts falling due within one year		(42.4)	(46.6)	(43.5)

Net current (liabilities)		(28.0)	(29.3)	(28.1)

Total assets less current liabilities		131.5	135.9	135.5
Creditors
Amounts falling due after more than one year		(100.2)	(107.9)	(104.0)

		31.3	28.0	31.5

Capital and reserves
Called up share capital		29.6	30.5	29.6
Share premium account		-	47.1	-
Profit and loss account		1.7	(49.6)	1.9

Total shareholders funds
(including non-equity interests)		31.3	28.0	31.5

The interim accounts on pages 7 to 12 were approved by the Board of Directors on 29 September 2003 and were signed on its behalf by G Speakman Director 8

Consolidated Cash Flow Statement

	Notes	6 months to 30 June 2003 (Unaudited) £m	6 months to 30 June 2002 (Unaudited) £m	Year to 31 December 2002 (Audited) £m
Net cash inflow from operating activities	10	9.5	6.0	18.1
Returns on investments and servicing of finance:

Interest received		0.1	0.2	0.2

Interest paid		(3.5)	(4.2)	(8.3)
Net cash outflow from returns on investments
and servicing of finance		(3.4)	(4.0)	(8.1)
Taxation		(1.5)	(0.2)	(2.6)
Capital expenditure and financial investment:

Purchase of tangible fixed assets		(1.7)	(1.7)	(4.1)

Purchase of intangible fixed assets		(0.2)	--	(0.8)
Sale of tangible fixed assets		--	--	2.6
Net cash outflow from capital expenditure
and financial investment		(1.9)	(1.7)	(2.3)
Acquisition of business:

Acquisition of Zetters pools business		--	--	(1.4)

Acquisition expenses		--	--	(0.1)
Net cash acquired with business		--	--	0.7
Net cash outflow from acquisitions and disposals		--	--	(0.8)

Cash inflow before managing of
liquid resources and finance		2.7	0.1	4.3
Financing:

Net loans repaid		(4.0)	(6.0)	(14.0)

New lease agreement		0.2	--	--
Net cash outflow from financing		(3.8)	(6.0)	(14.0)

(Decrease) in net cash	11	(1.1)	(5.9)	(9.7)

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Notes to the Interim Accounts

1. Accounting policies

The results for the half year ended 30 June 2003 have been prepared on the basis of the accounting policies set out in the report and accounts for the year ended 31 December 2002.
a) Basis of consolidation
The results include the accounts of the Company and its subsidiaries drawn up for the 26 week period from 4 January 2003 to 4 July 2003 (2002: 26 week period).

2. Non-statutory accounts

The results for the half year to 30 June are neither audited nor reviewed by the auditors. The financial information on pages 7 to 12 does not amount to full accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). The comparative figures for the year ended 31 December 2002 do not constitute statutory accounts. These figures have been extracted from the audited accounts for that period which have been delivered to the registrar of companies and on which the auditors issued an unqualified report which did not contain a statement under either section 237 (2) or (3) of the Companies act 1985.

3. Profit on sale of Technology Patents

During the period the Company sold its portfolio of Technology Patents for $1.5m (£0.9m). Disposal costs of £0.3m resulted in a profit on sale of £0.6m.

4. Segmental reporting

	6 months to 30 June 2003 (Unaudited) £m	6 months to 30 June 2002 (Unaudited) £m	Year to 31 December 2002 (Audited) £m
Turnover
Soft Gaming	53.0	56.8	112.2
Betting	53.3	39.9	83.1

Total Littlewoods Gaming	106.3	96.7	195.3
Technology Patents	--	--	--

	106.3	96.7	195.3

Profit/(loss) before tax
Soft Gaming	11.1	10.7	24.2
Betting	(1.8)	(1.0)	(2.0)

Operating profit before restructuring costs and
amortisation of goodwill	9.3	9.7	22.2
Restructuring costs
(principally Soft Gaming)	(0.4)	(0.9)	(2.0)

Operating profit before amortisation of goodwill	8.9	8.8	20.2
Amortisation of goodwill
(principally Soft Gaming)	(4.6)	(4.3)	(8.8)

Operating profit	4.3	4.5	11.4
Profit on sale of tangible fixed assets	--	--	1.4
Profit on sale of Technology Patents	0.6	--	--
Net interest payable	(3.4)	(4.1)	(8.2)

Profit on ordinary activities before taxation	1.5	0.4	4.6

All turnover and profits arise in the United Kingdom 10

Notes to the Interim Accounts

5. Net operating expenses

	6 months to 30 June 2003 (Unaudited) £m	6 months to 30 June 2002 (Unaudited) £m	Year to 31 December 2002 (Audited) £m
Distribution costs	0.1	0.1	0.1

Other administrative expenses	19.2	18.4	33.6
Restructuring costs	0.4	0.9	2.0
Amortisation of goodwill	4.6	4.3	8.8

Administration expenses	24.2	23.6	44.4

Net operating expenses	24.3	23.7	44.5

6. Net interest payable and similar items

	6 months to 30 June 2003 (Unaudited) £m	6 months to 30 June 2002 (Unaudited) £m	Year to 31 December 2002 (Audited) £m
Interest receivable	0.1	0.2	0.2
Interest payable on bank loans and overdrafts	(3.5)	(4.3)	(8.3)
Amortisation of loan arrangement fee	--	--	(0.1)

Net interest payable and similar items	(3.4)	(4.1)	(8.2)

7. Taxation

Taxation is provided on taxable profits at 30.0% being the anticipated rate of taxation for the group’s current financial year.

8. Earnings per share

The calculation of earnings per share is based on the net loss attributable to ordinary shareholders of £0.2 million (2002; £0.6 million) divided by the weighted average number of shares in issue during the period – 592.1 million (6 months to 30 June 2002 – 592.1 million; year to 31 December 2002 – 592.1 million). Basic and diluted EPS are identical as no options are currently exercisable.

9. Cash

£1.7 million of the cash and bank balances are committed security against deferred payments due under a contractual obligation of a subsidiary company.

Notes to the Interim Accounts

10.   Reconciliation of operating profit to operating cash flows

	6 months to 30 June 2003 (Unaudited) £m	6 months to 30 June 2002 (Unaudited) £m	Year to 31 December 2002 (Audited) £m
Operating profit	4.3	4.5	11.4
Depreciation on tangible fixed assets	1.4	1.2	2.4
Amortisation of goodwill	4.6	4.3	8.8
Profit on disposal of tangible fixed assets	--	--	(0.1)
Profit on disposal of business	--	--	(0.5)
Decrease in stocks	0.1	--	0.1
Decrease/(increase) in trade debtors	0.8	(0.3)	(0.3)
Decrease in other debtors	0.4	--	0.4
Decrease/(increase) in prepayments	0.3	(2.2)	(2.5)
(Decrease)/increase in trade creditors	(0.3)	--	0.3
(Decrease) in other taxes	(0.8)	(2.1)	(1.2)
(Decrease)/increase in accruals and deferred income	(1.3)	0.6	(0.7)

Net cash inflow from operating activities	9.5	6.0	18.1

11.     Analysis and reconciliation of net debt

	At 31 December 2002 £m	Cash flow £m	Non-cash changes £m	At 30 June 2003 £m
Cash at bank and in hand excluding
charity cash balances	4.3	(0.5)	--	3.8
Bank overdrafts	(5.7)	(1.0)	--	(6.7)

	(1.4)	(1.5)	--	(2.9)

Debt due within one year	(15.9)	8.0	(8.0)	(15.9)
Debt due after one year	(104.0)	(4.0)	8.0	(100.0)
Lease agreement	--	(0.2)	--	(0.2)

	(119.9)	3.8	--	(116.1)

	(121.3)	2.3	--	(119.0)

	6 months to 30 June 2003 (Unaudited) £m	6 months to 30 June 2002 (Unaudited) £m	Year to 31 December 2002 (Audited) £m
(Decrease) in cash in period	(1.1)	(5.9)	(9.7)
Movement in charity cash	(0.4)	(0.4)	(0.5)

Change in net debt resulting from cash flows	(1.5)	(6.3)	(10.2)
Cash inflow from new lease agreement	(0.2)	--	--
Cash inflow from increase in loans	(4.0)	--	(2.0)
Cash outflow from repayment of loans	8.0	6.0	16.0
Amortisation of deferred loan arrangement fee	--	--	(0.1)

Movement in net debt for the period	2.3	(0.3)	3.7
At start of period	(121.3)	(125.0)	(125.0)

At end of period	(119.0)	(125.3)	(121.3)

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To play Littlewoods Football Pools & Football Games

Call: 0800 490 000 Click: www.Littlewoodsgameon.com View: Sky Active Winzone Visit: Local newsagents & convenience stores Collector: UK network of collectors visit customers at home

To play Zetters Football Pools

Call: 0800 132 319 Click: www.zetters.com Visit: Local newsagents & convenience stores Collector: UK network of collectors visit customers at home

To place a bet with Littlewoods Bet Direct

Call: 0800 211 222 Click: www.betdirect.net View: Sky Channel 418 attheraces (interactive betting service launches 2003)

To play Littlewoods Games and Lotteries

Call: 0800 731 7575
Click: www.Littlewoodsgameon.com
View: Sky Active Winzone
Visit: Sainsbury's & selected Safeway stores (store branded charity scratchcards), post offices, newsagents & convenience stores
Collector: UK network of collectors visit customers at home

To play LittlewoodsCasino

Click: www.littlewoodscasino.com

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